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                                                             As of March 8, 1996

Goldman, Sachs & Co.
85 Broad Street
New York, New York  10004

Ladies and Gentlemen:

        In connection with one or more margin account(s) I may maintain with you from time to time, I anticipate causing up to 1,202,930 shares of Talley Industries, Inc. ("Talley") Common Stock to be transferred to you or your nominee as margin collateral. Please accept this letter as my irrevocable instruction to you (and any nominee holding any such shares) that all such shares ("Goldman Shares") shall be voted (or, if no shares of Talley Common Stock are then held by Trustee, would be voted) in the same manner as shares of Talley Common Stock held by First Interstate Bank of Arizona, N.A., as voting trustee ("Trustee") are voted pursuant to the Amended and Restated Voting Trust Agreement dated February 7, 1996 (the "Agreement"). I will make arrangements to ensure that you (or your nominee) are advised in writing of the manner in which Goldman Shares are so to be voted in sufficient time to permit the execution and delivery of appropriate proxies or other instruments to effect such vote, with confirmation from me (or on my behalf) that a copy of each such voting advice has simultaneously been delivered to Talley. You will have no responsibility for verifying the conformity of any such advice with the provisions of the Agreement, nor for verifying that a copy has been so delivered to Talley.

        It is further agreed and acknowledged that, except as to such voting instruction, Goldman, Sachs & Co. shall have no obligation or liability whatsoever in respect of the Agreement and shall be fully authorized to act on my instructions only in respect of such account(s). For example, and not by way of limitation, any Goldman Shares sold or otherwise transferred in the event of a default under my margin loan arrangements with you, or in the event you (or your nominee) exercise rights or remedies permitted by the customary arrangements, shall no longer be subject to this voting instruction. Further, this voting instruction shall expire on March 1, 2001 or on such earlier date as is 30 days after I have delivered to you a written confirmation that (i) this instruction may properly be revoked by me pursuant to the Agreement and
(ii) a copy of the written confirmation has been simultaneously delivered by me to Talley. You will have no responsibility for verifying the conformity of any such confirmation with the provisions of the Agreement, nor for verifying that a copy has been so delivered to Talley.

        Please confirm your receipt of this voting instruction by signing and returning to each of Trustee, Talley and me one of the enclosed three copies of this letter.

                                   Sincerely,

                                   John J. McMullen
                                   -----------------------------
                                   John J. McMullen
cc: Trustee and Talley

Confirmed:

GOLDMAN, SACHS & CO.

James G. O'Shaughnessy
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Acknowledged and Agreed:

TALLEY INDUSTRIES, INC.

William H. Mallender
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Authorized Officer